EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of JS Beauty Land Network Technology Inc.

We consent to the incorporation by reference in the Form S-1 Amendment #1 of JS Beauty Land Network Technology Inc. as to our report dated July 10, 2018 with respect to the Balance Sheet of JS Beauty Land Network Technology Inc. as of June 30, 2018 and the related Statements of Operations, Statement of Changes in Shareholders’ Deficit and Statement of Cash Flows for the period then ended. Our report dated July 10, 2018, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ TAAD LLP

Diamond Bar, California
February 4, 2019